UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GOLDRANGE RESOURCES, INC.

 (Exact name of registrant as specified in its corporate charter)

000-52316

 (Commission File No.)

Nevada
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5416 Birchman Avenue, Forth Worth, TX 76107	(817) 991-6263
(Address of principal executive offices)	(Issuer's telephone number)

 Approximate Date of Mailing: February 7, 2007

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GOLDRANGE RESOURCES, INC.
5416 Birchman Avenue
Fort Worth, TX 76107

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14(f)-1 Thereunder

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INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Goldrange Resources, Inc. (“GORS”, or the “Company”). It is being mailed on or before February 7, 2006 to all persons who are holders of record of the Company’s common stock as of the date of the mailing. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

We,” “us,” “our,” and the “Company” refer to Goldrange Resources, Inc., a Nevada corporation.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

SUMMARY OF THE CONTRIBUTION AGREEMENT

On February 1, 2007, the Registrant entered into the Contribution Agreement, pursuant to which the Registrant completed the Contribution Transaction and acquired specific assets from JMT RESOURCES, LTD., a Texas limited partnership (“JMT”), REO ENERGY, LTD., a Texas limited partnership (“REO”), and BENCO OPERATING, INC., a Texas corporation (“BENCO”) (collectively the “Contributors”). The Contribution was completed and closing occurred on February 1, 2007.

In exchange for transferring the assets to the Registrant, the Contributors received stock consideration consisting of 54,750,000 newly issued shares of the Registrants common stock, which were divided proportionally among the Contributors in accordance with their respective ownership interests immediately before the completion Contribution Transaction.

The acquisition of these shares represented 54,750,000 common shares or approximately 80.2% of the total outstanding stock of the Issuer (the “Majority Shares”). In connection with the Transaction, the Company agreed to appoint the following new directors, M.O. Rife III, Mark S. Zouvas, Brett Bennett, Jean-Baptiste Heinzer and Alan Rae, to the Company’s Board of Directors.

On February 5, 2007 Goldrange Resources amended and restated its articles of incorporation to change its name from Goldrange Resources, Inc. to ReoStar Energy Corporation. The Company is in the process of filing an Information Statement pursuant to Section 14 of the Securities Exchange Act of 1934.

This appointment is subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934. This Schedule 14f-1 will be mailed to the stockholders on or about February 7, 2007. The 10-day waiting period is expected to conclude on or about February 17, 2007. On February 1, 2007, all of the Company’s officers resigned their positions and Mark S. Zouvas was appointed as Chief Executive Officer of the Company and Brett Bennett was appointed as Vice President of Administration. Steve Bajic will remain as a director of the Company but will resign as a director at the conclusion of the 10-day period described below in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

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MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Steve Bajic		Chairman of the Board of Directors
Mark S. Zouvas	44	Chief Executive Officer and Director Nominee
Brett Bennett	42	Vice President and Director Nominee

Biographical Information

Steve Bajic- Chairman of the Board. Duke Capital Corp., (from June 1999 to October 2002), which acquired CCC Internet Solutions Inc., now called Armada Data Corp. and is listed on the TSX Venture Exchange; New Xavier Capital Corp., (from March 2000 to August 2001), which acquired RET Internet Services Inc., now called Terra Ventures Inc. and is listed on the TSX-Venture Exchange; Marquette Capital Corp., now called Quizzam Media Corp. and is listed on the TSX Venture Exchange; Tulane Capital Corp. (from February 2002 to May 2003). Mr. Bajic was a director of Fibre-Crown Manufacturing and was appointed Chief Financial Officer on June 2004.  From January to November 2004, Mr. Bajic was also an officer (Secretary) for Altus Explorations Inc., which is quoted on the OTC Bulletin Board.

Mark S. Zouvas - Chief Executive Officer. Mr. Zouvas has a BA from the University of California at Berkeley. As a staff auditor with Price Waterhouse, he performed services for clients in the banking and real estate industries. He was a broker and an accountant in the state of California and served as an associate producer for CBS Television early in his career. Mr. Zouvas was involved in commodities trading and served as the CFO for a professional services division in a major commodities house. He was formerly the Chief Financial Officer of a publicly traded oil and gas exploration firm and was a member of their Board of Directors. Mr. Zouvas’ primary responsibilities included fund raising, investor relations and corporate compliance. He has had over fifteen years of experience in preparing investment summaries and has raised over $75 million through debt and equity offerings to investors both domestically and abroad. He currently oversees the redevelopment of JMT Resources’ Corsicana Field as their Managing Partner and is involved in the acquisition of other strategic oil and gas assets.

J. Brett Bennett - Vice President. Mr. Bennett joined Rife Energy Operating, Inc. in June of 2004 as Communications Officer serving various capacities including investor relations and regulatory reporting. He is the 4th generation of Bennetts involved in the oil and gas industry. Prior to joining Rife Energy, Mr. Bennett built a successful employee benefits/corporate retirement solutions business in the Dallas/Ft. Worth market.

Compliance with Section 16(a) of the Exchange Act.

The Company’s current directors have each filed a Statement of Changes in Beneficial Ownership on Form 4.  As of the date of this Information Statement, neither of the Company’s newly appointed officers has filed an initial report of ownership on Form 3.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors.

Name	Age	Positions held and tenure
M.O. Rife III	67	Chairman of the Board of Directors Nominee
Mark S. Zouvas	44	Chief Executive Officer and Director Nominee
Brett Bennett	40	Vice President and Director Nominee
Jean-Baptiste Heinzer		Director Nominee
Alan Rae		Director Nominee

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The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the Securities Purchase transaction or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. Except for the plan described herein to appoint new directors following completion of the Securities Purchase transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

M. O. Rife III - Chairman of the Board Nominee. Mr. Rife, a founding partner in Matrix Energy Services Corporation, has been in the oil and gas industry for 45 years and involved in the drilling, completion and operating of over 3,500 wells throughout the mid-continent Region. The scion of one of Fort Worth’s first independent oil and gas producers, Mr. Rife learned the business literally from the ground up and successfully launched and completed drilling programs in Louisiana, Oklahoma, and New Mexico. Mr. Rife attended Texas Christian University and began working in the oil field when he was eighteen. He worked with his father for 15 years, and then started his own company, Rife Oil Properties. He has been involved in the drilling, completion and operating of over 1,500 wells throughout the mid-continent Region. Currently Rife Oil Properties operates over 800 wells in Texas.

Mark S. Zouvas - Director Nominee. (See above).

J. Brett Bennett - Director Nominee. (See above).

Jean-Baptiste Heinzer- Director Nominee. Jean-Baptiste started his career with Caterpillar in 1994. He was then called to turn around his family's business and led it to a successful sale. He then returned to industry as business development consultant. He was a Founder of Equitys in 2002, a project management & corporate finance company.  Jean-Baptiste is a graduated from the University of Lausanne business school & post graduate in Corporate Finance from the University of Geneva.

Alan Rae - Director Nominee. Mr. Rae has over twenty-five years of diverse commercial experience, in the automotive, financial and service industries as a consultant, business owner and manager. As a founder and CEO of O2Diesel Corp. (AMEX -OTD), Mr. Rae has been responsible for establishing O2Diesel’s position as the global leader in the development and commercialization of ethanol/diesel fuel technologies. Mr. Rae studied Mechanical Engineering in Glasgow, Scotland.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Goldrange Resources, Inc., of all executive officers and directors of Goldrange Resources, Inc. as a group, and of each person known by Goldrange Resources, Inc. to be a beneficial owner of 5% or more of its Common Stock. The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company’s common stock following completion of the Securities Purchase transaction. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrants or other right to acquire additional securities of Goldrange Resources, Inc., except as may be otherwise noted.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
JMT Resources Ltd. (Shareholder)	15,822,750	23.2%
Benco Operating, Inc. (Shareholder)	16,041,750	23.5%
REO Energy Ltd. (Shareholder)	22,855,500	33.5%
Mark Zouvas (CEO & Director)	0	0%
M.O. Rife III (Director)	0	0%
Brett Bennett (V.P. & Director)	0	0%
Jean-Baptiste Heinzer (Director)	0	0%
Alan Rae (Director)	0	0%
All directors and executive officers as a group (3 persons )	0	0%
All Shareholders as a group	54,750,000	80.2%

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT
Executive Compensation

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the 2006, 2005, and 2004 fiscal years, paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level.

Name and Principal Position	Yr.	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)
Steve Bajic
(former President & Director)

John Hiner
(former Director)

Mark S. Zouvas
(Current CEO & Director)

Brett Bennett
(Current V.P. & Director)

M.O. Rife III
(Current Director)
Jean-Baptiste Heinzer
(Current Director)

Alan Rae
(Current Director)
	2004 2005 2006 2004 2005 2006 2006 2006 2006 2006 2006	0 2,000 36,000 0 0 0 N/A N/A N/A N/A N/A	0 0 0 0 0 0 N/A N/A N/A N/A N/A	0 0 0 0 0 0 N/A N/A N/A N/A N/A	0 0 0 0 0 0 N/A N/A N/A N/A N/A	0 0 0 0 0 0 N/A N/A N/A N/A N/A	0 0 0 0 0 0 N/A N/A N/A N/A N/A	0 0 0 0 0 0 N/A N/A N/A N/A N/A

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions described above, none of the Company’s directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s presently proposed transaction which, in either case, has affected, or will materially affect the Company. Neither the Company’s director or officers, nor are the proposed Company directors indebted to the Company.

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As permitted by Nevada law, the Company’s Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Nevada, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Goldrange Resources, Inc.

Dated: February 7, 2007

By: /s/Mark S. Zouvas
Mark S. Zouvas, Chief Executive Officer

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